Toronto Stock Exchange: SVU

ANNUAL INFORMATION FORM

For year ended December 31, 2006

Dated: March 30, 2007

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TABLE OF CONTENTS
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ADDITIONAL INFORMATION	17

SCHEDULE “A” AUDIT COMMITTEE CHARTER	1

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PRELIMINARY NOTES

In this Annual Information Form, Spur Ventures Inc., including all subsidiaries as the context requires, is referred to as the “Company”. All information contained herein is as at December 31, 2006 unless otherwise stated.

Financial Statements

All financial information in this Annual Information Form is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

This Annual Information Form should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto, as well as with the management’s discussion and analysis for the year ended December 31, 2006. The financial statements and management’s discussion and analysis are available at www.spur-ventures.com and under the Company’s profile on the SEDAR website at www.sedar.com.

Currency

All sums of money which are referred to in this Annual Information Form are expressed in lawful money of the United States, unless otherwise specified.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains “forward-looking statements”. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; actual results of planned expansion activities; changes in project parameters as plans continue to be refined, future prices of resources; possible variations in grade or recovery rates, accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under “Description of the Business – Risk Factors”. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Spur Ventures Inc. was incorporated under the laws of the Province of British Columbia with the name “Braymart Development Corporation” on July 24, 1986. The authorized capital consisted of 20,000,000 common shares without par value. On July 31, 1987 the Company's name was changed to “Spur

Industries Corporation”. On September 22, 1987, the Company's name was changed to “Spur Ventures Inc.” In December 1988, the Company conducted a public offering in Canada and became a reporting issuer under the British Columbia Securities Act. On July 31, 1991, the Vancouver Stock Exchange deemed the Company inactive. In June 1994, a reorganization program was initiated to reactivate the Company. Effective December 31, 1993, the Company's authorized capital was increased from 20,000,000 common shares to 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value, and on February 16, 1996 the Company's active status was restored. On June 17, 2004, the Company's authorized capital was increased from 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

The Company’s head and principal office is located at Suite 3083 - 595 Burrard Street, P.O. Box 49298, Bentall III, Vancouver, British Columbia, Canada V7X 1L3. The Company’s registered and records office is located at 10th Floor - 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

Intercorporate Relationships

The Company has three active subsidiaries: Spur Chemicals (BVI) Inc. (directly held, and incorporated in the British Virgin Islands) and Yichang Spur Chemicals Ltd. and Yichang Maple Leaf Chemicals Ltd. (both indirectly held by the Company through Spur Chemicals (BVI) Inc. and incorporated in China).

The following chart sets forth the structure of the Company’s holdings in its subsidiaries and its current voting and equity interest therein.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions

Year Ended December 31, 2004

During the year ended December 31, 2004, the Company focused on developing an integrated fertilizer business in China. Operating performance was squeezed by rising raw materials prices and electricity shortages experienced in the Yichang area in the winter; however, the Company managed to operate on virtually a breakeven basis by closely monitoring production to meet the needs of its key customers and by increasing its fertilizer product prices to the extent to which the market would bear. The Company also found that the phosphoric acid supply for its operations was not reliable, because of limited availability. As a result, the Company decided to build a 60,000 tonne phosphoric acid plant for captive phosphoric acid supply.

The 2004 loss of $1,864,038 increased from $935,085 in 2003 primarily due to $965,988 in non-cash stock-based compensation expenses during the period, required to be recorded in accordance with new Stock Based Compensation Accounting Standards, and an increase in consulting fees from $182,186 in 2003 to $272,890 in 2004. The increase in consulting fees was due to the acquisition of YSC and the renegotiation of the YMC joint venture, and the engagement of additional management. The increase in other expenses was mainly due to the incorporation of the operational results of YSC since the date of acquisition. The Company’s earnings from interest income increased to $141,095 in 2004 from $27,727 in 2003.

To date the Company has financed its operations principally through the sale of common shares and warrants. In June 2004, the Company raised $11,308,453 net cash through a brokered private placement. The Company’s management expect that the amount of interest will decrease as the Company continues to invest in its joint ventures in China, unless 1) the Company is able to obtain additional funds through the sales of its equity securities; and/or 2) the Company starts receiving positive cash flow from its interests in the Chinese joint ventures.

As of December 31, 2004, the Company had net working capital of $9,117,488, compared to $4,087,787 at December 31, 2003. During the period, the Company made a capital contribution of $1,870,848 to the YMC joint venture, which, together with the contribution of $380,315 made in prior periods, is consolidated in the balance sheet as at December 31, 2004.

Year Ended December 31, 2005

Sales for the year ended December 31, 2005 were $6,802,849, an 84% increase over sales of $3,695,981 in 2004 (three quarters), with sales volume of 29,816 mt and 20,342 mt respectively. YSC's cost of product sold reflected increases in raw material input costs of more than 30% and rock phosphate of approximately 47% over the course of the year. In spite of these increases, however, YSC's gross profit was $67,422 versus ($38,615) in 2004, due to improved operating efficiencies at YSC. EBITDA was ($180,089) for the year ended December 31, 2005, compared to ($72,717) in 2004.

Spur's total expenses for the year were $2,790,506 versus $2,261,937 in 2004. This $528,569 increase was due to several factors, including the engagement of a full time management team in China. Selling expenses were $266,506 in 2005 compared to $103,056 in 2004, reflecting increased sales volume and additional efforts to promote sales in a more competitive nitrogen/phosphate/potassium (“NPK”) market. Professional fees increased to $227,600 in 2005 from $138,871 in 2004, mostly attributable to higher audit related fees as Spur established better internal controls, Sarbanes Oxley Act implementation preparation and quarterly financial reviews. The increases in expenses were partially offset by decreases of $128,043 in consulting fees and $336,431 in stock based compensation. Short-term investments and guaranteed investment certificates generated interest income of $366,266 in 2005 versus $141,095 in 2004. EBITDA was ($2,147,405) for the year ended December 31, 2005, compared to ($1,511,806) in 2004. The 2005 loss was $2,818,806 or $0.06 per share, compared to $0.05 per share in 2004.

Inventory also increased to $2,604,680 at the end of 2005 compared to $934,711 at the end of 2004 in anticipation of 2005 spring sales and because of higher raw materials prices resulting in higher cost of goods sold. Accounts receivable increased to $401,787 at the end of 2005 from $156,542 in 2004. The Company granted credit to some long time customers to promote sales and overcome intense competition in the NPK market. The increase of $200,479 in prepaid expenses at the end of 2005 from the balance of $79,789 at the end of 2004 reflected the increased production activities.

As of December 31, 2005, the Company maintained a balance of cash and cash equivalents of $25.0 million, of which $15.5 million was held in two major Canadian banks. There was $9.5 million held in YMC and YSC accounts with two major banks in China, of which $9.1 million was deposited in Canadian dollars, and $0.4 million was working capital in Chinese renminbi. The Company has complete control over the disbursements from the YMC registered capital accounts. The Company also had US-dollar-denominated short-term investments of $5.8 million, which have more than 90 day maturity periods, with two major Canadian financial institutions.

The construction and commissioning of a 60,000 tonnes per annum (“tpa”) phosphoric acid plant was successfully completed in March 2005. The original budget for the phosphoric acid plant and related infrastructure was $4.78 million. In the course of detailed engineering it was determined that significant additional plant foundation was required due to poor soil conditions. In addition, the continued rapid growth in the Chinese economy resulted in significant increases in the price of raw materials including steel and cement. The final estimated construction cost was $5.88 million, bringing the project within 23% of the original budget under difficult conditions. Construction took approximately 6 months, a substantially shorter timeframe than forecast, and significantly shorter than what would have been achievable in North America.

The Company appointed its first Chief Executive Officer, Dr. Robert J. Rennie, on March 3, 2005. Dr. Rennie has over 20 years experience in the fertilizer business, first in R&D with Esso Chemical and then with Agrium Inc. where he led the successful growth of Agrium’s retail and wholesale investments in Argentina. Dr. Rennie retired from Agrium as Vice President, South America and VP of Corporate Relations.

On June 29, 2005, the Company entered into an initial agreement to acquire the fertilizer related assets of Hebei Tianren Chemical Corporation (“Tianren”), a Chinese holding company, and to merge the management teams and assets of both companies. Pursuant to the agreement assets to be acquired include:

1. A 51% interest in Xinjiang Tianren Chemicals Ltd. which has a 100,000 tpa compound NPK plant in Xinjiang Uigur Autonomous Region.

2. A 75% interest in Tianding Chemical Company (“Tianding”) which has a 100,000 tpa compound NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bagging facilities in China with current production under contract of over 28 million bags per annum for Tianren and other large fertilizer producers with long-term stable distribution contracts. The bagging plant generates a positive EBITDA and is a key part of the logistics of distributing fertilizers within the country.

3. An 80% direct interest in Tianren Agriculture Franchise Company (“TAFC”), a large fertilizer marketing company based in Qinhuangdao, Hebei Province. In addition the Company will acquire a further 15% indirect interest through Tianding’s ownership of TAFC.

4. A 60% interest in Hubei Yichang Tianlong Industry Company, a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province where the Company’s current facilities are also located.

The Company agreed to acquire these assets in consideration of the issue to Tianren of approximately 15.5 million shares of the Company, such shares to be held in escrow for a 24 month period, and subject to a voting rights restriction that limits the shares that can be voted to 19.9% of the Company’s issued and outstanding shares. The transaction was negotiated at arm’s length and made subject to due diligence, stock exchange and all other regulatory approvals, and standard closing conditions. See "Year ended December 31, 2006" regarding the status of this transaction.

In July 2005, the Company completed a private placement for 17,142,858 units of securities resulting in proceeds of approximately $24 million. Each unit was priced at C$1.75 and consisted of one share and one half of one warrant to purchase an additional share for a period of two years at a price of C$2.00. The Company paid a 6% commission on the proceeds of the private placement. The net proceeds are being used to fund the Company’s development projects in China and for general corporate purposes.

Year Ended December 31, 2006

YSC produced 39,844 metric tonnes (“mt”) of NPK fertilizer in 2006, compared to 33,442 mt in 2005. The plant was shut down for a total of 30 days for routine maintenance, 60 days due to a dispute with the Agricultural Bank of China and then again for 199 hours due to electricity shortages.

Sales for year ended December 31, 2006 were $7,697,039, a 13% increase over the sales of $6,802,849 in 2005, with sales volume of 34,695 mt in 2006 compared to 29,816 mt in 2005. Cost of product sold amounted to $7,522,658 as compared to $6,735,427 in 2005. Gross profit was $174,381 versus $67,422 in 2005, reflecting the benefits of YSC’s improved operating efficiencies and despite raw materials price increases.

Annual net loss was $6,469,804 or $0.11 per share. Management is required on an ongoing basis to determine if the undiscounted cash flows of each asset are less than its carrying value and, if so, to estimate and record an impairment charge. The carrying cost of YSC is justified when YSC production reaches 70,000 mt/yr. Over the last three years production has averaged less than 40,000 mt each year due a series of one-time events including interruptions in electrical supply, slowness in the transfer of the mining licenses and an undisclosed loan by its joint venture partner, YPCC plus plant down time for our Q01, 2006 debottlenecking project. Spur management has thus decided to take a conservative approach and has booked a non-cash impairment charge of $4,328,622, or 51% of the book value of YSC even though YSC should produce 70K mt/yr by 2008. Before this impairment charge annual net loss was $2,161,523 or $0.04 per share, compared to $2,818,806 or $0.06 per share in 2005.

Total expenses for the year ended December 31, 2006 were $4,040,124 versus $2,790,506 in 2005. There were a number of reasons for this $1,249,618 increase, including a number of additions to the management team in China. Depreciation and amortization increased to $332,760 in 2006 from $106,128 in 2005. Rent increased from $84,616 in 2005 to $238,593 as the Company moved into a larger office in Vancouver and expanded office space in Yichang. Selling expenses were $331,938 in 2006 compared to $266,506 in 2005, reflecting increased sales volume and additional efforts to promote sales in a more competitive NPK market. Professional fees increased to $621,795 in 2006 from $227,600 in 2005, mostly attributable to higher audit related fees (as Spur established better internal controls), Sarbanes Oxley Act implementation preparation and quarterly financial reviews. Transfer agent and filing fees increased to $141,831 from $24,361 in 2006, a result of the change in the listing of the Company’s shares to the TSX from the TSX Venture Exchange. The increases in expenses were partially offset by the decrease of $277,124 in stock based compensation. The Company's short-term investments and guaranteed investment certificates generated interest income of $1,168,316 in 2006 versus $366,266 in 2005.

The Company’s cash and cash equivalents and short-term investments at the end of 2006 amounted to $26,497,945, as compared with $30,755,711 at the end of 2005, including $11.0 million in cash. Of this amount $5.5 million is held in two major Canadian banks and $5.5 million held in YMC and YSC accounts with major banks in China. The amounts on deposit in China consist of $4.5 million in Canadian dollars and $1.0 million in Chinese renminbi for working capital. The Company has complete control over the disbursements from the YMC registered capital accounts. The Company also has US dollar denominated short-term investments of $15.5 million, which have more than 90 days maturity periods, with two major Canadian financial institutions.

Inventory decreased to $2,429,443 at the end of 2006 from $2,604,680 at the end of 2005. Accounts receivable increased to $1,247,384 at the end 2006 from $401,787 in 2005. The Company granted credit to some long-time customers to promote sales and attempt to overcome intense competition in the NPK market. The increase of $318,848 in prepaid expenses at the end of 2006 from the balance of $280,268 at the end of 2005 reflected the increased production activities.

The Company did not have any off-balance sheet arrangements as of the end of 2006.

The Company substantially completed its due diligence for the Tianren acquisition late in the fourth quarter of 2005 and, on June 18, 2006, entered into the final agreement setting out the details concerning the actual transfer of the interests and the time frame for doing so. The Company is now partnering with Tianren to work with the Chinese authorities on the various approval processes, both in China and in Canada, and will work to obtain all approvals required by the TSX. In this regard, and anticipating delays in getting approvals in China for the Tianren acquisition, by an amending agreement made as of the 20th of December, 2006 the Company agreed to extend the closing date for the acquisitions to September 30, 2007, to remove the Xinjiang shares from the transaction and to reduce the number of Spur shares to be issued to Tianren to approximately 13.3 million shares.

Management believes that the Company has sufficient funding to meet its obligations and maintain administrative and operational expenditures for at least the next 12 months. The Company may in future obtain equity financing to supplement its working capital to advance the Yichang project as described below, and may rely on any or a combination of equity financing, bank loans, and the participation of strategic partners.

DESCRIPTION OF THE BUSINESS

General

Yichang Integrated Phosphate Mining and Fertilizer Project

The Company’s strategy is to build, through its majority owned joint ventures YSC and YMC, an integrated operation that includes phosphate mining, production of high analysis compound fertilizers and the distribution and sale of fertilizers in China.

To implement its strategy of integration from raw materials supply to fertilizer production, Spur originally planned to build an NPK complex close to its phosphate mines. However in late 2003 an opportunity emerged to form a new Sino-foreign joint venture with Xinyuan Chemicals Ltd. Xinyuan owned a 100,000 tpa NPK plant, built in 1999 and commissioned in 2000 at a cost of 50 million renminbi. The original shareholders, Yichang Phosphorus Chemical Industrial Company (YPCC) (60%) and Yidu Chuxing Industrial and Trade Group (40%) had experienced operational difficulties and raw material shortages. Purchasing this facility allowed Spur to advance its plans to enter into NPK production within two years.

The fertilizer complex is located in Zhicheng Township, Yidu City, Yichang Municipality, Hubei Province, and employs 240 people including 198 full-time and 42 contract labourers.

YSC successfully completed construction and commissioning of a 60,000 tpa phosphoric acid plant on March 31, 2005 thus reducing its dependence on purchased phosphoric acid.

YMC is a phosphate mining company that is 78.72% owned by Spur Chemicals (BVI) Inc., with the remaining 21.28% owned by YPCC. YMC is in the initial phases of developing its mining operations and employs 10 people. The mining operations are dependent upon YMC obtaining approval of the transfer of the mining licences from YPCC to YMC. See "Risk Factors" below, under the heading "The Company’s operations require approvals, licenses and permits from governing Chinese authorities, which may not be granted", for additional information concerning the transfer of such licences in China.

YPCC owns the rights to two phosphate deposits, the Dianziping and Shukongping deposits. The deposits are located approximately 100 km north/northwest of Yichang City. These rights are to be transferred to YMC.

The Company anticipates that, once the mining licences are transferred to YMC from its joint venture partner, the project will result in a 700,000 tpa mining operation at Dianziping and 500,000 tpa at Shukongping, for a total annual production of 1.2 million mt/year of ore.

The Company may merge the two joint ventures in the future, which will integrate phosphate rock mining with downstream chemical processing to produce high-analysis phosphate fertilizers for sale in China (the "Yichang Project"). The Company anticipates that the joint venture interests it acquires pursuant to the Tianren acquisition, if any, will be kept in their current form.

Risk Factors

An investment in the securities of the Company should be considered speculative due to the nature of the business of the Company and involves significant risks which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information set forth elsewhere in this Annual Information Form, the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risks could have a materially adverse effect upon the Company, its business and future prospects. In addition, other risks and uncertainties not presently known by management of the Company could adversely affect the Company and its business in the future.

China has an evolving legal structure

Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic and may be subject to domestic politics.

China has a volatile economy

Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government has recently implemented measures to control inflation, which are intended to have the effect of significantly restraining economic expansion. Consequently, the government’s pursuit of economic reforms may adversely affect the Company's business. It is also possible that inflation in China will cause the cost of the Company’s products to be uneconomic for the rural farming community that makes up the Company’s market.

Investment in China can be adversely affected by significant political, economic and social uncertainties

Any change in laws and policies by the Chinese government could adversely affect the Company’s investment in China. The Chinese government has been pursuing economic reform and open door policies since 1978. The general development pattern in the last 25 years shows that the political environment in China has been improving gradually. Circumstances such as a change in leadership, social or political disruption or unforeseen circumstances may affect significantly or encumber the Chinese government's abilities to pursue such policies.

Mineral and fertilizer prices have historically fluctuated substantially

These prices are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and world wide production levels. The effects of these factors cannot be accurately predicted. The economics of mining and fertilizer production are also affected by operating costs, variation in the grade of mined mineralized material and fluctuation in the price of fertilizer products.

The Company’s operations require approvals, licenses and permits from governing Chinese authorities, which may not be granted

For example, an amendment to the Company’s joint venture contract with YMC must be approved by the Ministry of Commerce and the National Development and Reform Commission. Failure to receive final approval could place at risk Company funds forwarded to YMC and its ownership of the YMC phosphate deposits. YPCC, the Company’s joint venture partner in the YMC joint venture, has yet to make its equity contribution of the mining licenses for the Dianziping and Shukongping mining licenses, as a result of which YMC may be required to apply to the Hubei Administration for Industry and Commerce for an extension of the time in which such equity contribution can be made and for YMC's business licence. If such extension or extensions are not granted, the transfer of the mining licences to YMC and subsequent mining of the Dianziping and Shukongping deposits by YMC may be in jeopardy.

In addition, the Company has entered into a merger and acquisition agreement with Tianren with respect to Tianren's shareholdings in several companies. The transactions contemplated by this agreement are also subject to the approval of several levels of Chinese government, and failure to obtain such approvals may prevent the Company and Tianren from completing such transactions.

The Company will need additional capital to finance its phosphate mining and fertilizer projects in China

The Company has insufficient cash to fully develop the phosphate mine and complete the Yichang Project such that it achieves desired annual production levels. The Company estimates it needs approximately US$150 million to do so, of which it has approximately US$25 million. The Company may rely on a combination of equity financing, bank loans and participation of strategic partners, but there is no assurance such amounts will be available, or if available, on favorable terms.

Raw materials costs and transportation costs are rising

The continued rapid growth in the Chinese and Indian economies and ongoing consumer demand from a relatively stable U.S. economy are driving up the prices of international commodities and transportation costs worldwide. Rising raw material and ocean freight costs, and increasing transportation costs within China have had and will continue to have an adverse effect on the profits of fertilizer producers.

The Company’s operations may encounter risks that are not insurable

The Company may become subject to liability for mining risks, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for other activities of the Company. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the financial position of the Company.

Conflicts of Interest

Certain directors and officers may have conflicts of interest arising from similar positions they hold in other natural resource companies. It is possible that certain opportunities may be offered to both the Company and to such other companies, and further that such other companies may participate in the same opportunities in which the Company has an interest. In exercising their powers and performing their functions, the directors of the Company are required to act honestly and in good faith and in the best interest of the Company, and to exercise the care, diligence and skill of a reasonably prudent person.

DIVIDENDS

The Company has neither declared nor paid any dividends to date on its outstanding shares. The Company intends to retain any future earnings to finance the development of its properties, and accordingly, does not anticipate paying any dividends in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares. As at the date of this Annual Information Form, 58,740,520 common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

The Company is also authorized to issue an unlimited number of preferred shares, none of which are issued. Preferred shares may be issued in series, in such numbers and with such designation and special rights and restrictions as may be determined by the directors. Holders of preferred shares would have no right to vote at meetings of common shareholders. They would have priority over common shareholders in the event of a dissolution or winding-up of the Company.

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant options to directors, officers, employees and consultants of the Company and its subsidiaries on up to 8,000,000 common shares. As of June 22, 2005, the date the directors approved the creation of the plan, options to purchase 1,600,000 common shares were outstanding, exercisable at a price of $0.60 per share to May 6, 2008. Since that date, additional options have been issued.

There currently are the following options outstanding pursuant to the plan:

STOCK OPTIONS (pursuant to Plan)
			Exercise	Market Price
Date Issued	Expiry Date	Number	Price	Date of Grant

April 4, 2003	May 6, 2008	100,000	$0.60	$0.60
June 19, 2003	June 19, 2008	435,000	$1.20	$1.20
Oct 12, 2004	Dec 31, 2008	200,000	$1.50	$1.61
July 23, 2004	July 23, 2009	1,250,000	$1.50	$1.47
Mar. 3, 2005	Mar. 3, 2010	500,000	$1.80	$1.79
Sept. 16, 2005	Sept. 16, 2010	200,000	$1.50	$1.46

STOCK OPTIONS (pursuant to Plan)
			Exercise	Market Price
Date Issued	Expiry Date	Number	Price	Date of Grant

Mar 14, 2006	Mar 14, 2011	200,000	$1.50	$1.49
July 4, 2006	July 4, 2011	625,000	$1.03	$1.03
Jan 3, 2007	Jan 3, 2012	350,000	$0.64	$0.64

TOTAL OUTSTANDING		3,860,000

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s shares are listed for trading through the facilities of the TSX under the symbol “SVU”. Prior to August 22, 2006, the Company's shares traded on the TSX Venture Exchange, and thereafter on the TSX. During the period from January 1, 2006 to February 28, 2007, the Company’s shares traded as follows:

Month	Volume (Daily average)	High (Cdn$)	Low (Cdn$)
February 2007	348,900	0.61	0.48
January 2007	164,000	0.79	0.55
December 2006	291,300	0.69	0.57
November 2006	128,300	0.78	0.55
October 2006	59,400	0.82	0.56
September 2006	41,900	1.05	0.65
August 2006	43,500	1.17	0.96
July 2006	63,900	1.14	0.96
June 2006	30,300	1.16	0.91
May 2006	69,500	1.25	0.86
April 2006	50,800	1.40	1.15
March 2006	30,900	1.61	1.27
February 2006	35,100	1.60	1.25
January 2006	56,600	1.70	1.25

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, municipality of residence, positions held with the Company, and principal occupation of each director, officer and executive officer of the Company within the five preceding years as at the date of this

Annual Information Form, is as follows:

Name, Province and Country of Residence, and Position with the Company	Principal Occupation within the five preceding years	Period of Service as a Director or Officer	Number of Shares and % of Class (1)
Steven G. Dean British Columbia, Canada Chairman & Director	Chairman and Director of the Company, formerly President and a Director of Teck Cominco Limited (1999-July 2002).	June 2003 to Present	1,165,000 common shares, or 1.983%
Robert J. Rennie British Columbia, Canada President, CEO & Director	Chief Executive Officer and Director of the Company, formerly Vice President of Agrium.	March 2005 to Present	30,000 common shares, or 0.051%
Robert G. Atkinson British Columbia, Canada Vice Chairman & Director	Director and Vice Chairman of the Company, Director of Quest Capital Corp from July 2002 to July 2003, formerly President and CEO of Loewen Ondaatje McCutcheon & Co Ltd.	March 1996 to Present	692,050 common shares, or 1.178%
Ruston Goepel British Columbia, Canada Independent Director	Director of the Company, Senior Vice President of Raymond James Ltd.; formerly founding partner and CEO of Goepel Shields & Partners.	June 2003 to Present	170,000 common shares, or 0.289%
John Van Brunt British Columbia, Canada Chairman & Director	Director and Vice Chairman of the Company, formerly Chief Executive Officer of Agrium.	July 2004 to Present	40,000 common shares, or 0.068%
David Black British Columbia, Canada Independent Director	Director of the Company, Retired Partner DuMoulin Black LLP, barristers and solicitors , Director of a number of public companies	June 2000 to Present	30,000 common shares, or 0.051%
Michael Kuta British Columbia, Canada Corporate Secretary	Corporate and mining lawyer, General
Counsel and Secretary of the Company and
Amerigo Resources Ltd., formerly in private
practice of law (2004-2005) and Vice-
President, Corporate Development,
	Searchlight Systems Ltd. (2002-2004).	August 2005 to Present	3,000 common shares, or 0.005%
Joel Jeangrand British Columbia, Canada VP – Corporate Development	Vice President – Corporate Development of the Company, formerly General Manager of Coleman Associates Consulting Ltd., former Vice President of Eramet China and Asian Sales Manager of Comilog – Hong Kong	March 2006 to Present	0
Zhai Jidong China Chief Operating Officer	Chief Operating Officer of the Company, former Director & President of Huaying Phosphorus Company Ltd., China-Japanese ITOCHOU joint venture.Vice President & Chief Economist of Sino-Arab Chemical Fertilizers Company Ltd.,	July 2006 to Present	0

(1)

As a group, all directors and executive officers beneficially own, directly or indirectly, or exercise control or direction over, a total of 2,130,050 common shares, representing 3.6% of the issued and outstanding common shares of the Corporation as at March 29, 2007.

Steven G. Dean - Director and Chairman of the Board since June 2003

Mr. Dean is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum. He has extensive experience in mining, most recently as President of Teck Cominco Limited until his retirement in July 2002. He is also Chairman of Amerigo Resources Ltd., a copper production company with a tailings re-treatment facility near Santiago, Chile whose shares are traded on the Toronto

Stock Exchange, a director of GRD Limited, whose shares trade on the Australian Stock Exchange, and Chairman and a director of Ospraie Gold Ltd., a private gold investment corporation.

Robert J. Rennie – President, Chief Executive Officer and Director since March 2005

Dr. Rennie joined the Company as its first Chief Executive Officer in March of 2005 after taking early retirement from Agrium Inc. He served in several roles in Agrium including Vice President of New Products R&D and finally as Vice President of South America and Vice President of Corporate Affairs. He led Agrium’s entry into Argentina building the world’s largest single train urea plant, a joint venture with Spain’s Repsol-YPF. He also turned around Agrium’s struggling retail business, Agroservicios Pampeanos. When he retired, the South American operations accounted for 25% of Agrium’s profitability and were its most profitable corporate entities. Dr. Rennie serves as Vice Chairman of the Agriculture Committee of the International Fertilizer Industry Association and as Co-Chair with the Alberta Minister of Innovation and Science of the Alberta Life Sciences Institute and the Latin American Research Centre of the University of Calgary. Dr. Rennie holds a PhD from the University of Minnesota.

John Van Brunt – Director and Vice Chairman since July 2004

Until his retirement in 2003, Mr. Van Brunt was Chief Executive Officer of Agrium, the world’s largest producer of nitrogen fertilizers. He managed the initial IPO of Cominco Fertilizers (now Agrium Inc.) in 1993, and then built the company through mergers and acquisitions from sales of US$250M to $3.0 billion. At the time of his retirement Mr. Van Brunt was Vice Chairman of the Agrium Board. Mr. Van Brunt is also past-President of the International Fertilizer Industry Association and past-Chairman of the Board of Directors of the Fertilizer Institute in Washington.

Robert G. Atkinson – Director since March 1996, Vice Chairman since June 2003

Mr. Atkinson has been in the investment industry for over 30 years. He is former President and CEO of Loewen Ondaatje McCutcheon & Co Ltd., a Canadian investment dealer. Mr. Atkinson also serves as a Director of Quest Capital Corp, a Toronto Stock Exchange listed company whose business emphasis is in merchant banking. Mr. Atkinson received a B.Comm. degree from the University of British Columbia in 1963.

David Black – Director since June 2000

Mr. Black is a retired corporate and securities lawyer and former partner and associate counsel with DuMoulin Black, a law firm established in 1966 specializing in the provision of corporate, securities and finance legal services to natural resource and commercial/industrial companies. Mr. Black is a director of Southwestern Resources Corp., a company listed on the Toronto Stock Exchange, and of a number of other companies with operations in China.

Ruston Goepel - Director since June 2003

Mr. Goepel is Senior Vice President, Raymond James Ltd. He entered the investment business in 1968. He was a founding partner and CEO of Goepel Shields & Partners, a national securities dealer which was acquired in January, 2001 by Raymond James Inc., a large U.S. brokerage firm. Mr. Goepel is also a director of TELUS Corporation Premium Brands Ltd. and Baytex Energy Trust.

Michael Kuta – General Counsel and Corporate Secretary since August 2005

Mr. Kuta is a member of the British Columbia and Canadian Bar Associations. Mr. Kuta has more than 20 years experience in corporate commercial, securities and taxation law, in both private and public practice. Mr. Kuta was an associate lawyer at Thorsteinssons LLP, Tax Lawyers, Vice-President, Law at The Loewen Group and InsulPro Industries, and Director, Content Development for the Thomson Corporation. Mr. Kuta has experience in domestic and international business acquisitions and combinations and finance. He has an HBA (Honours in Business Administration) degree from the University of Western Ontario, and an LLB from the University of British Columbia. Mr. Kuta is also General Counsel and Corporate Secretary for Amerigo Resources Ltd., a company listed on the TSX, GHG Resources Ltd., a company listed on the TSX Venture Exchange and Ospraie Gold Ltd., a private gold investment company, and is a director of Nikos Explorations Ltd. and SNS Silver Corp., companies listed on the TSX Venture Exchange

Joel Jeangrand – Vice President – Corporate Development since March 2006

Mr. Jeangrand has more than 15 years experience in business development, most of which he spent in the greater China region. Mr. Jeangrand worked for 12 years with Eramet in its Mining and Metallurgical Group in various capacities of increasing responsibility. He was Vice President - Eramet International in Hong Kong and Asian Sales Manager of Comilog Far East from 1998 to 2003. His most recent position was at Coleman Associates Consulting in Vancouver where he was Senior Consultant in Business Strategy. Mr. Jeangrand holds an Executive Masters of Business Administration, from Simon Fraser University, Vancouver.

Zhai Jidong – Chief Operating Officer since July 2006

Mr. Zhai has more than 19 years experience in fertilizers business management, including production and marketing. Mr. Zhai was formerly Director and President of Qinhuangdao Huaying Phosphoric Acid Co. Ltd. (a joint venture between a Chinese state-owned company and Japan’s ITOCHU) and Chief Economist of Sino Arab Chemical Fertilizers Co. Ltd. (a joint venture among CNCCC of China, GCT of Tunisia and PIC of Kuwait, three large state-owned companies). Mr. Zhai currently is Vice Chairman of the China Phosphate Industry Association, a director of the China Sulphuric Acid Industry Association and a member of both the Agriculture Committee of the International Fertilizer Industry Association and of the Hebei Committee of the Chinese People's Political Consultative Conference. Mr. Zhai holds a B.Sc. degree from Tianjin Nankai University and a Masters degree in economics from Hebei University. There is no family relationship among any of the directors or officers of the Company identified above. There is no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or officer was selected as a director or officer of the Company.

Directors’ Term

The officers of the Company are elected by the Board of Directors as soon as possible following each annual general meeting and shall hold office for such period and on such terms as the board may determine. There are no service contracts between the Company and any of its directors providing for benefits upon termination of their employment or service.

Committees of the Board of Directors

The committees of the board of directors of the Company and the directors serving on each of the committees are described below:

Audit Committee

The Audit Committee is presently comprised of Messrs. Atkinson, Goepel and Black, all of whom are independent directors and “financially literate”, meaning that they are able to read and understand financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Atkinson, Chairman of the Audit Committee, has accounting or related financial management expertise. The Audit Committee must consist of not less than three Directors as determined by the Board, all of whom qualify as independent directors and who are free from any relationship that would interfere with the exercise of their independent judgment as members of the Audit Committee.

The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Audit Committee is also responsible for monitoring compliance with applicable laws and regulations and the systems of internal controls. The Audit Committee has the authority to retain special legal, accounting or other consultants to advise the Audit Committee. The Audit Committee may request any, director, officer or employee of the Company, or the Company’s outside counsel or independent auditor, to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Board has adopted an Audit Committee Charter. The Audit Committee reports to the Board after each Committee meeting.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are Messrs. Goepel (Chairman), Van Brunt and Black, all of whom are independent of management. This committee is responsible for the Company's overall corporate governance and oversees the orientation program for new directors. In its report to the Board of Directors, the committee recommends names for election to the Board of Directors and from time to time recommends candidates to fill Board vacancies and newly created Director positions.

Compensation Committee

The Compensation Committee is comprised of Messrs. Van Brunt (Chairman), Atkinson and Dean. This Committee has the responsibility for determining compensation for the directors and senior management. To determine compensation payable, the Compensation Committee reviews compensation paid for directors and senior management of companies of similar size and stage of development in the mineral exploration, mining and fertilizer industries, and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting compensation the Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company’s directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity;

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

	(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Audit Committee Mandate

The Company’s audit committee has a charter (the “Audit Committee Charter”) in the form attached to this AIF as Schedule “A”.

Composition of the Audit Committee

The following are the members of the Company’s Audit Committee:

Robert Atkinson (Chairman)	Independent (1)	Financially literate (1)
David Black	Independent (1)	Financially literate (1)
Ruston Goepel	Independent (1)	Financially literate (1)

(1) As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member may be found above under the heading “Directors and Officers: Name, Occupation and Security Holding”.

External Auditor Services Fees (By Category)

The aggregate fees billed by the Company’s external auditors in the last two fiscal years in Canadian dollars are as follows:

Fee Summary	2006	2005
Audit Fees	$56,000	$52,000
Audit of Subsidiary	$81,000	$72,000
Quarterly Reviews	$74,000	$65,100
Consultations	$-	$10,000
Procedures done on prospectus	$-	$5,000
Total Audit Services	$211,000	$204,100
Tax Services	$-	$-
Other Services	$11,000	$-
Total tax and other services	$222,000	$204,100

LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. The Company has appointed Computershare Trust Company of Canada, as its co-transfer agent and registrar.

MATERIAL CONTRACTS

1.	Acquisition and Merger Agreement between Hebei Tianren Chemical Corporation and Spur Ventures Inc. dated June 29, 2005.
2.	Final Acquisition and Merger Agreement between Hebei Tianren Chemical Corporation and Spur Ventures Inc. dated June 18, 2006.
3.	Amending Agreement to the Final Acquisition and Merger Agreement dated December 20, 2006.

INTERESTS OF EXPERTS

Names of Experts

PricewaterhouseCoopers LLP (“PWC”) of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, are the auditors for the Company. PWC certified the auditors’ report on the annual financial statements of the Company for the year ended December 31, 2006.

Interests of Experts

Neither the expert named under “Names of Experts”, nor any designated professionals (as such term in defined in Form 51-102F2) of that expert, when or after the expert prepared the report, has received or is about to receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the 12 months ended December 31, 2006.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

(Effective October 4, 2004)

A. Audit Committee Purpose

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

  Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure
  Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance
  Monitor the independence of the and performance of the Company’s independent auditors
  Provide an avenue of communications among the independent auditors, management and the Board of Directors
  Encourage adherence to, and continuous improvement of, the Company’s polices, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

B. Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the appropriate securities regulators. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgement. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, should communicate with management quarterly to review the Company’s financial statements and significant findings based upon the Auditors limited review procedures, if any.

C. Audit Committee Responsibilities and Duties - Detail

Review Procedures

1.

Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgements.

2.

In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

3.

Review with financial management the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Independent Auditors

4.

The independent auditors are accountable directly to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

5.	Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

6.	On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditor’s independence.

7.	Review the independent auditors audit plan and engagement letter.

8.	Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors.

9.	Consider the independent auditors’ judgements about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Other Audit Committee Responsibilities

10.

On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

11.

Annually prepare a report to shareholders to be included in the Company’s annual information circular. The Chairman of the Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars.

2